UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10080 N. Wolfe Rd,

Suite SW3-200, Cupertino, CA 95014

United States of America

Telephone: +1 (628) 888-4587

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Change in the Registrant’s Certifying Accountant

This current report on Form 6-K is submitted in connection with a change of auditors by Ambow Education Holding Ltd. (the “Company”).

The Audit Committee of the Board of Directors of the Company dismissed Marcum Asia CPAs LLP (the “Marcum Asia”) as the Company’s independent registered public accounting firm, effective December 20, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Jin Huang
	Name:	Dr. Jin Huang
	Title:	President, Chief Executive Officer and Acting Chief Financial Officer

Date: December 23, 2024

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